FORM 6-K SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of	September	2005
Commission File Number	000-29898
Research In Motion Limited (Translation of registrant’s name into English)
295 Phillip Street, Waterloo, Ontario, Canada N2L 3W8
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

Form 20-F ___________	Form 40-F_____X_______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):________________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):________________

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes__________________	No________X__________

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) : 82-_______________

DOCUMENT INDEX

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Document 1. 2.

News Release dated September 27, 2005 (“Rogers Wireless Premiers YAHOO! Messenger on BlackBerry")

News Release dated September 27, 2005 (“Intel, Research In Motion Collaborate on Next-Generation BlackBerry Devices")

Page No 3 3

Document 1

September 27, 2005

FOR IMMEDIATE RELEASE

ROGERS WIRELESS PREMIERS YAHOO! MESSENGER ON BLACKBERRY

Sunnyvale, California, Toronto and Waterloo, ON – Rogers Wireless, Yahoo! Inc. (Nasdaq: YHOO) and Research In Motion (RIM) (Nasdaq: RIMM; TSX: RIM) today announced the availability of Yahoo! Messenger® on BlackBerry® for Rogers Wireless customers. The Yahoo! Messenger application leverages BlackBerry “push” technology to deliver a premier instant messaging (IM) experience for Rogers Wireless’ mobile customers.

“Rogers has a broad relationship with Yahoo! and a long, successful history providing BlackBerry in Canada, so we’re thrilled to extend the Yahoo! experience to our loyal BlackBerry customers with this enhanced communications solution,” said Raj Doshi, Vice President, Device and Product Management, Rogers Wireless. “Yahoo! Messenger and BlackBerry continue to grow in popularity as more customers seek ways to remain connected to people and information throughout the day. By offering Yahoo! Messenger services on BlackBerry devices, our mobile customers will enjoy a truly integrated communications experience, extending the popular desktop-based Yahoo! Messenger experience to BlackBerry, to accept and initiate conversations, regardless of location.”

Yahoo! Messenger services on the BlackBerry platform allow customers to access their existing Yahoo! contact lists, see which friends/colleagues are online, send and receive instant messages, have multiple conversations at once, participate in online conferences and even send and view emoticons. In addition, users will enjoy the same easy-to-use and familiar Yahoo! Messenger interface to invite, accept and reply to invitations into the Yahoo! Messenger community, as well as set a custom notification (e.g. a ringtune or vibration) that identifies when the user receives a new Yahoo! Messenger message.

“We are delighted to be working with Rogers Wireless and RIM to extend the Yahoo! Messenger experience to Rogers Wireless’ BlackBerry customers,” said Kerry Munro, General Manager, Yahoo! Canada.  “Yahoo! Messenger is an essential communication tool for many Canadians and by extending it to BlackBerry devices, Rogers customers not only have another way to access the Yahoo! community but also have the freedom to keep using it while on the go.” “BlackBerry devices and the BlackBerry platform are optimized to support an exceptional messaging experience, allowing users to remain connected to people and information while on the go,” said Mark Guibert, Vice President, Corporate Marketing at Research In Motion. “We are pleased to work with Yahoo! and Rogers Wireless to extend the popular Yahoo! Messenger service to the push-based BlackBerry platform.”

Yahoo! Messenger continues to be a leader in the marketplace by bringing together the most relevant features into one comprehensive instant messaging suite, and providing the greatest choice for consumers to stay close to each other. This new mobile service requires that the user has a pre-existing Yahoo! username and password which consumers can obtain free of charge from Yahoo! Canada (www.yahoo.ca) and www.yahoo.com. Rogers Yahoo! Hi-Speed Internet customers can use their Rogers Yahoo! username and password. To use Yahoo! Messenger on BlackBerry, customers can visit www.blackberry.com/YahooDownload to install the Yahoo! Messenger software onto a BlackBerry device and then set up a Yahoo! ID display name. More information on user instructions can be found at www.rogers.com/yahoomessenger and at www.blackberry.com/go/yahoomessenger.

_________________

About Rogers Wireless

Rogers Wireless Inc. is Canada’s largest wireless voice and data communications services provider with offices in Canadian cities across the country, more than 5.9 million customers, and two powerful brands: Rogers Wireless and Fido. Rogers Wireless, which operates Canada’s largest integrated wireless voice and data network, providing advanced voice and wireless data solutions to customers from coast to coast, is Canada’s only carrier operating on the GSM/GPRS technology platform, the world standard for wireless communications technology. Rogers Wireless is a subsidiary of Rogers Communications Inc. (TSX: RCI; NYSE: RG), a diversified Canadian communications and media company. For further information, please visit www.rogers.com.

About Yahoo!

Yahoo! Inc. is a leading provider of comprehensive online products and services to consumers and businesses worldwide. Yahoo! is the No. 1 Internet brand globally and the most trafficked Internet destination worldwide. Headquartered in Sunnyvale, Calif., Yahoo!‘s global network includes 25 world properties and is available in 13 languages.

About Research In Motion (RIM)

Research In Motion is a leading designer, manufacturer and marketer of innovative wireless solutions for the worldwide mobile communications market. Through the development of integrated hardware, software and services that support multiple wireless network standards, RIM provides platforms and solutions for seamless access to time-sensitive information including email, device, SMS messaging, Internet and intranet-based applications. RIM technology also enables a broad array of third party developers and manufacturers to enhance their products and services with wireless connectivity to data. RIM’s portfolio of award-winning products, services and embedded technologies are used by thousands of organizations around the world and include the BlackBerry® wireless platform, the RIM Wireless Handheld™ product line, software development tools, radio-modems and software/hardware licensing agreements. Founded in 1984 and based in Waterloo, Ontario, RIM operates offices in North America, Europe and Asia Pacific. RIM is listed on the Nasdaq Stock Market (Nasdaq: RIMM) and the Toronto Stock Exchange (TSX: RIM). For more information, visit www.rim.com or www.blackberry.com.

Media Contacts:
Rogers Wireless
Suzanne McMeans
Rogers Wireless
(416) 935-7167
Suzanne.mcmeans@rci.rogers.com

Research In Motion
Courtney Flaherty
Brodeur for RIM
+1 212.771.3637
cflaherty@brodeur.com

Yahoo! Inc.
Colleen Finnegan
416-341-5273
finnegan@yahoo-inc.com

Investor Contact:
RIM Investor Relations
+1 519.888.7465
investor_relations@rim.com

Forward-looking statements in this news release are made pursuant to the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. When used herein, words such as “intend” and similar expressions are intended to identify forward-looking statements. Forward-looking statements are based on assumptions made by and information available to Research In Motion Limited. Investors are cautioned that such forward-looking statements involve risks and uncertainties. Important factors that could cause actual results to differ materially from those expressed or implied by such forward looking statements include, without limitation, possible product defects and product liability, risks related to international sales and potential foreign currency exchange fluctuations, the initiation or outcome of litigation, acts or potential acts of terrorism, international conflicts, significant fluctuations of quarterly operating results, changes in Canadian and foreign laws and regulations, continued acceptance of RIM’s products, increased levels of competition, technological changes and the successful development of new products, dependence on third-party networks to provide services, dependence on intellectual property rights and other risks and factors detailed from time to time in RIM’s periodic reports filed with the United States Securities and Exchange Commission, and other regulatory authorities. The Company has no intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

RIM assumes no liability and makes no representation, warranty or guarantee in relation to third party products. The BlackBerry and RIM families of related marks, images and symbols are the exclusive properties and trademarks of Research In Motion Limited. RIM, Research In Motion and BlackBerry are registered with the U.S. Patent and Trademark Office and may be pending or registered in other countries. All other brands, product names, company names, trademarks and service marks are the properties of their respective owners.

Yahoo! and the Yahoo! logo are trademarks and/or registered trademarks of Yahoo! Inc.

Document 2

September 27, 2005

FOR IMMEDIATE RELEASE

Intel, Research In Motion Collaborate on Next-Generation BlackBerry Devices

San Francisco, CA – CTIA Wireless I.T. & Entertainment 2005 –Intel Corporation and Research In Motion (RIM) (Nasdaq: RIMM; TSX: RIM) today announced an extensive technology collaboration in which RIM will use Intel communications technology in future BlackBerry® devices. RIM is adopting the Intel XScale® architecture and will utilize the Intel PXA9xx cellular processor, codenamed “Hermon”, for its next-generation BlackBerry® devices that will run on high-speed EDGE (Enhanced Data Rates for Global Evolution) networks. In addition, Intel and RIM will continue working together to drive new wireless technologies and handset features, while also working to support and expand the rich ecosystem of BlackBerry applications and services.

RIM has selected the Intel PXA9xx processor for its EDGE communications capabilities and its industry-leading application performance. EDGE is the advanced wireless data technology for GSM that enables users to connect to the Internet and send and receive data with broadband-like speed.

“Our collaboration with Intel has enabled us to make a fundamental architectural shift that maximizes the benefits of EDGE-based mobile networks,” said Mike Lazaridis, President and Co-CEO, Research In Motion. “We chose the Intel PXA9xx cellular processor because it provides us with the increased processing horsepower we need for future wireless applications, without compromising battery life requirements. The combination of Intel’s XScale technology with RIM’s wireless firmware and BlackBerry applications is groundbreaking. Working with Intel, we will continue to build on the strong BlackBerry value proposition of delivering mobile business applications with a compelling user experience.”

“RIM has consistently demonstrated incredible innovation, not only in product design, but also in creating entirely new market segments for mobile devices,” said Sean Maloney, executive vice president and general manager of Intel’s Mobility Group. “The demand for powerful processing performance at extremely low power levels in handheld devices is growing very rapidly. This collaboration demonstrates how Intel’s XScale application and cellular processors are leading this trend. We look forward to working with RIM to bring new technologies and new devices to this market.”

-more-

As part of an integrated communications platform, the Intel PXA9xx cellular processor includes the Intel XScale® core for applications and the Intel® Micro Signal Architecture (Intel® MSA) core for digital signal processing and supports a variety of air interfaces. The Intel PXA9xx platform features Intel® Flash memory. Intel Xscale architecture provides users of data-enabled communications devices with the ability to enjoy a rich experience while running a variety of multimedia and Internet applications. Intel Xscale architecture delivers advanced integration, leadership multimedia performance and superior power savings for full-featured wireless cell phones and handheld devices.

About Intel Corporation

Intel, the world’s largest chip maker, is also a leading manufacturer of computer, networking and communications products. Additional information about Intel is available at www.intel.com/pressroom.

About Research In Motion (RIM)

Research In Motion is a leading designer, manufacturer and marketer of innovative wireless solutions for the worldwide mobile communications market. Through the development of integrated hardware, software and services that support multiple wireless network standards, RIM provides platforms and solutions for seamless access to time-sensitive information including email, phone, SMS messaging, Internet and intranet-based applications. RIM technology also enables a broad array of third party developers and manufacturers to enhance their products and services with wireless connectivity to data. RIM’s portfolio of award-winning products, services and embedded technologies are used by thousands of organizations around the world and include the BlackBerry® wireless platform, the RIM Wireless Handheld™ product line, software development tools, radio-modems and software/hardware licensing agreements. Founded in 1984 and based in Waterloo, Ontario, RIM operates offices in North America, Europe and Asia Pacific. RIM is listed on the Nasdaq Stock Market (Nasdaq: RIMM) and the Toronto Stock Exchange (TSX: RIM). For more information, visit www.rim.com or www.blackberry.com.

_________________

Media Contact:
Courtney Flaherty
Brodeur for RIM
(212) 771-3637
cflaherty@brodeur.com

Amy Martin
Intel Press Relations
408.653.6622
amy.martin@intel.com

Investor Contact:
RIM Investor Relations
(519) 888-7465
investor_relations@rim.com

Forward-looking statements in this news release are made pursuant to the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. When used herein, words such as “intend” and similar expressions are intended to identify forward-looking statements. Forward-looking statements are based on assumptions made by and information available to Research In Motion Limited. Investors are cautioned that such forward-looking statements involve risks and uncertainties. Important factors that could cause actual results to differ materially from those expressed or implied by such forward looking statements include, without limitation, possible product defects and product liability, risks related to international sales and potential foreign currency exchange fluctuations, the initiation or outcome of litigation, acts or potential acts of terrorism, international conflicts, significant fluctuations of quarterly operating results, changes in Canadian and foreign laws and regulations, continued acceptance of RIM’s products, increased levels of competition, technological changes and the successful development of new products, dependence on third-party networks to provide services, dependence on intellectual property rights and other risks and factors detailed from time to time in RIM’s periodic reports filed with the United States Securities and Exchange Commission, and other regulatory authorities. The Company has no intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

The BlackBerry and RIM families of related marks, images and symbols are the exclusive properties and trademarks of Research In Motion Limited. RIM, Research In Motion and BlackBerry are registered with the U.S. Patent and Trademark Office and may be pending or registered in other countries. All other brands, product names, company names, trademarks and service marks are the properties of their respective owners.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Research In Motion Limited (Registrant)
Date:	September 27, 2005	By:	/s/ Angelo Loberto (Signature)
Angelo Loberto
Vice President, Finance